UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) announcing Greece as its home member state and the Hellenic Capital Market Commission as the competent supervisory authority for the purposes of Greek law 3556/2007 (“Press Release 1”), which was issued on September 16, 2026.

Attached as Exhibit 99.2 to this Form 6-K is a copy of the press release of the Company relating to the total voting rights of the Company after the parallel listing and admission of new common, dematerialized registered, voting shares of the Company, par value $0.01 each, on the Main Market of the Regulated Securities Market of Euronext Athens (“Press Release 2”), which was issued on September 16, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 16, 2026

STAR BULK CARRIERS CORP.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

99.1	Press Release 1 dated September 16, 2026.
99.2	Press Release 2 dated September 16, 2026